Exhibit 12.1

COLONY STARWOOD HOMES

Statement of Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

(In thousands)

	Six Months Ended	Year Ended December 31,			March 13, 2012 (commencement of operations) through December 31,
	June 30, 2016	2015	2014	2013	2012

Net loss from continuing operations	$(55,895)	$(60,437)	$(78,005)	$(48,255)	$(15,002)
Fixed charges	79,707	81,171	49,408	6,873	42
Add: amortization of capitalized interest	333	611	340	—	—
Less: capitalized interest	(336)	(2,337)	(11,018)	(6,636)	—
Preferred dividends	—	—	—	—	—

Net loss from continuing operations plus fixed charges	$23,809	$19,008	$(39,275)	$(48,018)	$(14,960)

Fixed charges:
Interest expense, including amortization of deferred financing costs	$79,207	$78,709	$38,345	$237	$42
Capitalized interest	336	2,337	11,018	6,636	—
Estimated interest element on rent expense	164	125	45	—	—

Total fixed charges	$79,707	$81,171	$49,408	$6,873	$42

Preferred dividends	$—	$—	$—	$—	$—

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a

Ratio of Earnings to Fixed Charges and Preferred Dividends	n/a	n/a	n/a	n/a	n/a

Additional Earnings to achieve 1:1 Ratio	$55,898	$62,163	$88,683	$54,891	$15,002